UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)


Under the Securities Exchange Act of 1934
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

NovaStar Financial, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

669947400
(CUSIP Number)

Dominic Blue
Massachusetts Life Insurance Company
1295 State Street
Springfield, MA  01111
(800)767-1000

with a copy to:
Larry A. Barden, Esq.
Sidley Austin LLP
1 South Dearborn
Chicago, Illinois 60603
(312)853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (_)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

			Page 1 of 9 Pages

			SCHEDULE 13D

CUSIP No. 669947400	Page 2 of 9 Pages

1	Names of Reporting Persons
        Massachusetts Mutual Life Insurance Company
        I.R.S Identification No. 04-1590850

2	Check the Appropriate Box if a Member of a Group
                  	(a)
		        (b)
3	SEC Use Only

4	Source of Funds
 	 	WC

5	Check if Disclosure of Legal Proceedings Is
	Required Pursuant to Items 2(d) or 2(e)
        Not Applicable

6	Citizenship or Place of Organization
 	Massachusetts

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
7	Sole Voting Power
 	0

8	Shared Voting Power
	18,794,250 (1)(2)

9	Sole Dispositive Power
	0

10	Shared Dispositive Power
 	18,794,250(1)(2)

11	Aggregate Amount Beneficially Owned by Each
	Reporting Person
 	18,794,250(1)(2)

12	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares
        Not Applicable


13	Percent of Class Represented By Amount in
	Row (11)
 	20.80%	 (3)

14	Type of Reporting Person
 	CO


(1) On December 10, 2010, Massachusetts Mutual Life Insurance Company, a Massachusetts corporation ("MassMutual"), entered into an Exchange Agreement (the "Exchange Agreement") with Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, "Jefferies") and NovaStar Financial, Inc., a Maryland corporation (the "Company"), which is incorporated herein by reference to Exhibit 6 hereto. Pursuant to the Exchange Agreement, on June 23, 2011, MassMutual exchanged 1,050,000 shares of the Company's 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 ("Series D Preferred Stock"), for 18,581,000 shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"),and $688,500 in cash (the "Exchange Transaction").

(2) MassMutual is the beneficial owner of 18,794,250 shares of Common Stock held in one or more advisory accounts and private investment funds. Babson Capital Management LLC, a Delaware limited liability company ("Babson Capital") acts as investment adviser to these advisory accounts and private investment funds, and as such may also be deemed to be the beneficial owner of the 18,794,250 shares.

(3) Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011,as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011. The percentage that appears in row 13 has been rounded up from 20.75% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


CUSIP No. 669947400	Page 3 of 9 Pages

1	Names of Reporting Persons
        Babson Capital Management LLC
        I.R.S Identification No. 51-0504477

2	Check the Appropriate Box if a Member of a Group
                  	(a)
		        (b)
3	SEC Use Only

4	Source of Funds
 	 	WC

5	Check if Disclosure of Legal Proceedings Is
	Required Pursuant to Items 2(d) or 2(e)
        Not Applicable

6	Citizenship or Place of Organization
 	Delaware

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
7	Sole Voting Power
 	0

8	Shared Voting Power
	18,794,250 (1)

9	Sole Dispositive Power
	0

10	Shared Dispositive Power
 	18,794,250(1)

11	Aggregate Amount Beneficially Owned by Each
	Reporting Person
 	18,794,250(1)

12	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares
        Not Applicable


13	Percent of Class Represented By Amount in
	Row (11)
 	20.80%(2)

14	Type of Reporting Person
 	IA

(1) Babson Capital in its capacity as investment adviser, may be deemed to be the beneficial owner of 18,794,250 shares of Common Stock, held in certain advisory accounts and private investment funds owned (directly or indirectly) or controlled by MassMutual.

(2) Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011,as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011. The percentage that appears in row 13 has been rounded up from 20.75% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


 	 	 	SCHEDULE 13D
CUSIP No. 669947400	Page 4 of 9 Pages

This Amendment No. 2 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 26, 2007, as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on October 9, 2007 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

Item 1. Security and Issuer

The second sentence of Item 1 is hereby amended and restated in its entirety as follows:
The principal executive offices of the Company are located at 2114 Central Street, Suite 600, Kansas City, MO 64108.


Item 2. Identity and Background

Item 2(c) is hereby amended and restated in its entirety as follows:

(c)The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The officers and directors of MassMutual, who are all citizens of the United States, are as follows:

Officers:

Roger W. Crandall, Chairman, President and Chief Executive Officer
Robert M. Casale, Executive Vice President and Chief Information Officer
M. Timothy Corbett, Executive Vice President and Chief Investment Officer Michael R. Fanning, Executive Vice President, U.S. Insurance Group
Debra A. Palermino, Executive Vice President, Human Resources
Michael T. Rollings, Executive Vice President and Chief Financial Officer Mark Roellig, Executive Vice President and General Counsel
Elaine A. Sarsynski, Executive Vice President, Retirement Services

Board of Directors:

Thomas C. Barry
Cristobal I. Conde
Kathleen A. Corbet
Roger W. Crandall - Chairman
James H. DeGraffenreidt, Jr.
Patricia Diaz Dennis
Robert A. Essner
Robert M. Furek
Raymond W. LeBoeuf
Cathy E. Minehan
Marc F. Racicot
William T. Spitz
H. Todd Stitzer

The principal business of Babson Capital is that of an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors. The officers and managers of Babson Capital, who (except as set forth below) are all citizens of the United States, are as follows:

SCHEDULE 13D
CUSIP No. 669947400	Page 5 of 9 Pages

Officers:

Thomas M. Finke, Chairman and Chief Executive Officer
Clifford M. Noreen, President and Managing Director
David J. Brennan, Vice Chairman and Managing Director*
Bernadette M. Clegg, Chief Financial Officer, Treasurer and Managing Director Paul J. Thompson, Chief Operating Officer and Managing Director
John F. Robbins, Chief Compliance Officer and Managing Director
Susan A. Moore, Chief Administrative Officer and Managing Director
Michael D. Batsimm, Controller and Director
Christopher A. DeFrancis, Co-General Counsel, Secretary and Managing Director Shelden M. Francis, Co-General Counsel, Secretary and Managing Director
Richard F. Buckley, Jr.,Managing Director,Senior Counsel and Assistant Secretary Steven J. Katz, Senior Counsel and Managing Director
Tiffany P. Marosits, Counsel and Assistant Secretary

Managers:

Thomas M. Finke - Chairman
Clifford M. Noreen
Michael T. Rollings
David J. Brennan*

* Mr. Brennan is a UK citizen

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:
On December 10, 2010, MassMutual entered into the Exchange Agreement, which is incorporated herein by reference to Exhibit 6 hereto.
Pursuant to the Exchange Agreement, on June 23, 2011, MassMutual exchanged 1,050,000 shares of the Company's Series D Preferred Stock for 18,581,000 shares of Common Stock and $688,500 in cash. As of June 23, 2011, MassMutual, through certain of its affiliates for which Babson Capital acts as investment adviser, owned 213,250 shares of Common Stock acquired by such affiliates of MassMutual in the ordinary course of business. The funds used to purchase the 1,050,000 shares of Series D Preferred Stock exchanged by MassMutual under the Exchange Agreement and shares of Common Stock owned through certain of its affiliates for which Babson Capital acts as investment adviser, came directly or indirectly from the working capital of MassMutual.

Item 4. Purpose of Transaction

The information in Item 4 is hereby amended and supplemented as follows:

Exchange Agreement

On December 10, 2010, MassMutual entered into an Exchange
Agreement, which is incorporated herein by reference to
Exhibit 6 hereto. Pursuant to the Exchange Agreement, MassMutual agreed, subject to the satisfaction of certain conditions set forth therein, to exchange all shares of Series D Preferred Stock held by MassMutual for 18,581,000 shares of Common Stock and $688,500.

		SCHEDULE 13D
CUSIP No. 669947400	Page 6 of 9 Pages

Lock-Up Period

Pursuant to the terms of the Exchange Agreement, MassMutual is not be permitted to sell or transfer (except for transfers to any wholly owned subsidiary of MassMutual that is part of its consolidated group of companies) any shares of Common Stock, Series C Preferred Stock or Series
D Preferred Stock until the earlier of (a) the termination of the Exchange Agreement or (b) the earliest of (i) three years after the closing of the Exchange Transaction, (ii) the occurrence of an "ownership change" under
Section 1.382 of the applicable income tax regulations, (iii) the Company's board of directors takes action that will result in an "ownership change" under Section 1.382 of the applicable income tax regulations, or (iv) a determination by the Company's board of directors that the Company's net operating loss tax benefits will not be realized in whole or in part (the "Lock-Up Period").

Board Observer/Director

Pursuant to the terms of the Exchange Agreement, after the date of closing of the Exchange Transaction and during the Lock-Up Period, MassMutual has the right to designate one board observer (without voting rights) or one director (with voting rights) of the Company. In the event MassMutual elects to designate a director, the Company will be required to use its reasonable best efforts to expand the size of its board of directors by one position and appoint the individual designated by MassMutual to fill the new position.

Consummation of the Exchange Transaction and Execution of the Registration Rights and Shareholders Agreement

On June 23, 2011, the Exchange Transaction was consummated pursuant to the terms of the Exchange Agreement and, in connection therewith, MassMutual received an aggregate of 18,581,000 shares of Common Stock and $688,500 in cash in exchange for all shares of Series D Preferred Stock held by MassMutual. In connection with the consummation of the Exchange Transaction, pursuant to the terms of the Exchange Agreement, the Company, Jefferies and MassMutual executed a Registration Rights and Shareholders Agreement, dated as of June 23, 2011, incorporated herein by reference to Exhibit 7, committing the Company to register the shares of Common Stock that MassMutual and Jefferies received in the Exchange Transaction.


Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of June 23, 2011, MassMutual beneficially owned
18,581,000 shares of Common Stock, or approximately 20.6% of the Common Stock deemed issued and outstanding as of that date. In addition, as of June 23, 2011, certain affiliates of MassMutual for which Babson Capital acts as investment adviser owned 213,250 shares of Common Stock, or approximately 0.2% of the Common Stock deemed issued and outstanding as of that date. As of June 23, 2011, MassMutual and Babson Capital may each be deemed to have beneficially owned in the aggregate 18,794,250 shares of Common Stock, or approximately 20.8% of the Common Stock deemed issued and outstanding as of that date. The percentages set forth above are based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011, as reported in the Company's Quarterly Report on Form 10-Q for the period ended
June 30, 2011.

(b) MassMutual has shared power with Babson Capital to vote and dispose of 18,794,250 shares of Common Stock for which it is deemed the beneficial owner. Babson Capital has shared power with MassMutual to vote and dispose of 18,794,250 shares of Common Stock for which it is deemed the beneficial owner.

(c) Other than the transactions described in this Schedule 13D, during the sixty days on or prior to June 23, 2011, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)  Not Applicable.

(e)  Not Applicable.


		SCHEDULE 13D

CUSIP No. 669947400	Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.


Item 7. Material to be Filed as Exhibits
Exhibit Number		Description
1	Joint Filing Agreement relating to Amendment No. 2 to Schedule
13D between MassMutual and Babson Capital.

6	Exchange Agreement, dated as of December 10, 2010, by and among
NovaStar Financial Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit (d)(2) to the Schedule 13E-3/TO filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on December 10, 2010.

7	Registration Rights and Shareholders Agreement, dated as of June 23,
2011, by and among NovaStar Financial Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to
Exhibit 4.1 to the Form 8-K filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on June 29, 2011.



		SCHEDULE 13D

CUSIP No. 669947400	Page 8 of 9 Pages


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011

By: MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
/s/   Dominic Blue
Name: Dominic Blue


By: BABSON CAPITAL MANAGEMENT LLC
/s/   Christopher A. DeFrancis
Name: Christopher A. DeFrancis


		SCHEDULE 13D

CUSIP No. 669947400	Page 9 of 9 Pages

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF

AMENDMENT NO. 2 TO SCHEDULE 13D

______________________________


The undersigned hereby agree that the Amendment No. 2 to statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: September 9, 2011